

November 2, 2010

Barbra E. Kocsis, Chief Financial Officer
Man AHL FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
4 World Financial Center
250 Vesey Street, 10th Floor
New York, New York 10080

> **Re: Man AHL FuturesAccess LLC**
> **Form 10-12G**
> **Filed October 4, 2010**
> **File No. 000-54140**

Dear Ms Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2. We note your disclosure on page 2 and elsewhere that the Fund's assets may be used to engage in trading of commodity forward contracts. Please expand your disclosure to discuss the types of forward contracts the Fund will trade in. In addition, please provide us with a detailed analysis of the exemption under the Investment Company Act of 1940 that you intend to rely on and how your investment strategy will support that exemption.

Please note that we will refer your response to the Division of Investment Management for further review.

Business, page 2

3.   On page 2, you disclose that results may differ from the trading model because the sponsor may disapprove or delay its approval of an instrument. The disclosure on page 6 only notes that the sponsor may override trading instructions. As such, the reference to a delay in approval is unclear. Please revise your disclosure here or in the appropriate subsection to elaborate on the approval process.

4.   Please revise to clarify the number of other programs that also utilize the trading model designed by your trading advisor and its affiliates that will systematically dictate your investments. If other Man advised programs exist that use the same trading model, please clarify if such use would affect the amount of "inefficiencies" you could capitalize on. Also, we note your disclosure on page 21 that Item 101(h)(4)(iv) of Regulation S-K is not applicable. Please tell us why you believe you have no other competitors or why other entities with similar trading objectives would not be considered your competitors.

5.   Please revise to discuss how your funds are actually invested by your trading advisor. For instance, discuss the breakdown of funds held as cash and those used for actual trading activities. If you are investing on margin, please revise to elaborate on such investment strategy. Also, disclose the amount of capital that must be deposited in your account with the trading advisor.

6.   We note that your holdings may change significantly over a given period of time. However, it is not clear why disclosure of how your funds are currently invested would not provide a material snapshot into your operations and add context to the types of instruments you may invest in. Please disclose your current investments or tell us why such information is not material.

Market Traded, page 7

7.   We note that the Fund will engage in speculative trading in the U.S. and non-U.S. futures and forward markets. Please list all the foreign exchanges and commodities the Fund will trade in.

Regulation, page 20

8.   You have included a discussion of how probable regulations could affect you. However, you have not disclosed how existing regulations that apply to your sponsor and trading advisor could indirectly impact your operations and trading activities, other than mentioning the registration status of your sponsor and trading advisor. Please revise to discuss the impact of current regulations on your activities. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 22

9.   It is not clear how you determined that the investor that purchased over 44 million units on August 1, 2010 should not be disclosed here pursuant to Item 403 of Regulation S-K. Please clarify. If you determined that your outstanding units of limited liability company interests do not constitute voting securities, please provide the basis for such determination, considering unit holders are able to vote on certain matters.

Recent Sales of Unregistered Securities, page 27

10.   We note that you have only filed a Form D for the September 1, 2010 sales. Please revise to clarify if that means you did not rely on the safe harbor provided by Rule 506 of Regulation D for the August 1, 2010 sale.

11.   You have disclosed seven total investors of your securities on page 27. Your Form D indicates that 16 investors have participated in the offering. Please revise to reconcile your disclosures.

Description of Registrant's Securities to be Registered, page 28

12.   We note that you may suspend redemptions if the sponsor is unable to estimate your value or if such redemption would materially adversely affect other investors. Please revise to clarify if you would be required to provide notice and an explanation of any suspension to your redemptions.

13.   We note that redemptions are made based on the estimated net asset value of your units. Please revise to provide more detail about how you calculate net asset value for the different classes of units and the frequency of the calculation and its disclosure. Also, please clarify if the net asset value for units within a given class could have different values.

Exhibits, page 33

14.   Your exhibit index indicates you have filed the "form of" your selling, operating, and customer agreements even though it appears you have filed the executed versions. Please revise to reconcile or advise.

Financial Statements and Notes

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Offering Costs, F-3

15.   As disclosed on page 15, you amortize organizational and initial offering costs over a 12-month period for financial reporting purposes. Please note that organizational costs should be charged to expense as they are incurred in accordance to paragraph 720-15-25-

1 of the FASB Accounting Standards Codification.   Please clarify and revise your note disclosures to include your accounting policy for organizational and offering costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney Advisor

cc: Mark Borrelli, Esq.
        via facsimile at (312) 853-7036